

HINDALCO

ADITYA BIRLA GROUP

RECEIVED
AUG 14 P 1:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ref: AM:PVK:600:2006

Date: 3rd August, 2006

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551


06015958

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:-Auditors' Limited Review Report, under Clause 41 of the Listing Agreement.

Please find enclosed herewith a Limited Review Report given by Statutory Auditor of our Company, M/s Singhi & Co., Kolkata, pursuant to Clause 41 of the Listing Agreement, in connection with the Unaudited Financial Results for the Quarter ended 30th June, 2006.

Please take the same on your record and acknowledge.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

PROCESSED
AUG 14 2006
THOMSON
FINANCIAL

ANIL MALIK
General Manager &
Company Secretary

Encl:- as above

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7050 / 7070)
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107

Singhi & Co.
Chartered Accountants

EMERALD HOUSE, 4th Floor, 1B, OLD POST OFFICE STREET, KOLKATA-700 001 ✆ : +91(0)33-2248-4573/4577, 3022 4333, FAX : +91(0)33-2230-7146
e-mail : kolkata@singhico.com Website : www.singhico.com

REVIEW REPORT

To,
The Board of Directors,
Hindalco Industries Limited
"Century Bhavan", 3rd Floor,
Dr. Annie Besant Raod, Worli,
Mumbai – 400 025

We have reviewed the accompanying statement of Un-audited Financial Results of **M/s. HINDALCO INDUSTRIES LIMITED** for the quarter ended 30th June, 2006. This Financial statement is the responsibility of the Company's Management.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of Un-audited Financial Results prepared in accordance with applicable accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material mis-statement.

For Singhi & Co.
Chartered Accountants

Rajiv Singhi
(Rajiv Singhi)
Partner
Membership No.53518

1B, Old Post Office Street,
Kolkata – 700001
Dated, the 28th day of July, 2006.



HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2006

(Rupees in Million)

	Particulars	Quarter ended 30/06/2006 (Unaudited)	Quarter ended 30/06/2005 (Unaudited)	Year ended 31/03/2006 (Audited)
1	**Net Sales & Operating Revenues**	42,737	22,071	113,965
2	**Other Income**	776	335	2,439
3	**Total Expenditure**	33,403	16,026	87,914
	(a). (Increase)/Decrease in Stock in Trade	(9,659)	(2,502)	(10,338)
	(b). Consumption of Raw Materials	34,310	11,373	66,034
	(c). Staff Cost	1,149	1,090	4,627
	(d). Manufacturing and Operating Expenses	6,315	5,193	23,223
	(e). Other Expenditure	1,288	872	4,368
4	**Interest & Finance Charges**	634	461	2,252
5	**Gross Profit**	9,476	5,919	26,238
6	**Depreciation**	1,341	1,169	5,211
7	**Profit before Tax & Extraordinary Items**	8,135	4,750	21,027
	Extraordinary Items	-	-	(30)
8	**Profit before Tax**	8,135	4,750	21,057
9	**Provision for Tax**	2,120	958	4,502
	(a). Provision for Current Tax	1,925	732	3,241
	(b). Provision for Deferred Tax	175	212	1,160
	(b). Provision for Fringe Benefit Tax	20	14	101
10	**Net Profit**	6,015	3,792	16,555
11	**Paid-up Equity Share Capital**			
	(Face Value : Re 1/- per Share)	986	928	986
12	**Reserves**			95,077
13	**Basic & Diluted EPS (Rs.)**	6	4	17
14	**Aggregate of non-promoter shareholding**			
	(a). Number of shares	848,720,228	687,084,360	847,818,402
	(b). Percentage of shareholding	73.21%	74.06%	73.13%



HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 30/06/2006 (Unaudited)	Quarter ended 30/06/2005 (Unaudited)	Year ended 31/03/2006 (Audited)
1. Segment Revenue			
(a) Aluminium	16,542	13,399	60,423
(b) Copper	26,217	8,677	53,542
	42,759	22,076	113,965
Inter Segment Revenue Adjustment	(22)	(5)	-
Net Sales & Operating Revenues	**42,737**	**22,071**	**113,965**
2. Segment Results (Profit/Loss before Tax and interest from each Segment)			
(a) Aluminium	7,125	4,384	21,281
(b) Copper	978	529	193
	8,103	4,913	21,474
Less: Interest & Finance Charges	(634)	(461)	(2,252)
	7,469	4,452	19,222
Add: Other un-allocable Income net of un-allocable expenses	666	298	1,805
Profit before Tax & Extraordinary Items	**8,135**	**4,750**	**21,027**
3. Capital Employed (Segment Assets - Segment Liabilities)			
(a) Aluminium	66,663	54,334	65,792
(b) Copper	58,243	41,015	50,738
	124,906	95,349	116,530


HINDALCO
ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. Net Sales and Operating Revenues include charge of Rs. 520 million arising due to reduction in entitlement of Target Plus benefit for exports made in 2005-06 pursuant to a notification dated 12th June, 2006 of Government of India. Representations to appropriate authorities are being made in this regard.

2. Accounting Standard 15 (revised 2005) on "Employee Benefits" became effective on 1st April, 2006. Consequently, an additional expenditure of Rs 25 million has been charged to profit & loss account during the quarter. In accordance with the provisions of the Standard, the Company has made an adjustment of Rs 898 million (net of deferred tax of Rs 456 million) against the opening balance of general reserve.

3. The Company has entered into a joint venture agreement with the Essar Power M.P. Limited by virtue of which it holds 50% stake in Mahan Coal Company Limited, a new company formed for mining of coal, a part of which being the entitlement of the Company as per the agreement will be used for generating power to be captively consumed in proposed Greenfield aluminium smelter in Madhya Pradesh.

4. Upon allotment of 231,521,031 equity shares of Re 1 each at a premium of Rs 95 per share on rights basis on 15th February, 2006, paid-up capital of the Company has increased from Rs. 928 million to Rs. 986 million. The proceeds of the rights issue at 25% of the issue price amounting to Rs. 5,557 million have been utilized for the purpose of defraying related issue expenses amounting to Rs. 366 million and subscription of shares of a subsidiary company to the tune of Rs. 149 million while the balance amount is temporarily invested in short term liquid securities. Basic and diluted EPS have been calculated taking into account the effect of this rights issue.

5. Provision for taxation for the quarter ended 30th June, 2005 has been restated in line with restatement of interim periods unaudited results done in the fourth quarter of previous financial year after considering the effect of favourable appellate decisions (received during the fourth quarter of the previous year) so as to convey the relevant information more meaningfully.

6. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st April, 2006	Received	Resolved	Pending as on 30th June, 2006
1	35	36	0

7. Figures of previous periods have been regrouped wherever found necessary.

8. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Friday, 28th July, 2006. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

For SINGHI & CO.

RAJIV SINGHI
Partner
Chartered Accountants

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place: Mumbai
Dated: 28th July, 2006